UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:        March 3, 2017

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Secondary Offering of Shares

TOKYO, March 3, 2017 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that its board of directors has resolved a matter relating to a secondary offering of its shares, as set forth below.

1.    Secondary Offering of Shares (Offering by way of Purchase and Subscription by the Underwriters)

(1)	Class and Number of Shares to be Offered	37,235,500 shares of common stock of SMFG

(2)	Seller	Sumitomo Mitsui Banking Corporation (“SMBC”)

(3)	Selling Price	The selling price will be determined in accordance with the method stated in Article 25 of the Regulations concerning Underwriting of Securities, etc. promulgated by the Japan Securities Dealers Association, on the pricing date based on the preliminary pricing terms calculated by multiplying the closing price in regular trading of the shares on the Tokyo Stock Exchange, Inc. on the pricing date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90 - 1.00 (with any fraction less than one yen being rounded down), taking into account market demand and other conditions.

(4)	Method of Offering	The offering shall be an offering by way of purchase and subscription by the underwriters, and an underwriting syndicate shall underwrite and purchase all the shares. Considerations for the underwriters in connection with the offering shall be the amount calculated by subtracting the aggregate underwriting value, which is the amount to be paid by the underwriters to the seller, from the aggregate selling price.

(5)	Delivery Date	The delivery date of the shares shall be any day in the period from March 22, 2017 (Wed.) to March 27, 2017 (Mon.).

(6)	The selling price and any other matters necessary for the offering shall be determined at the discretion of a Representative Director of SMFG.

Note:	This press release has been prepared for the purpose of announcing an offering of shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release does not constitute an offer of investment in nor solicitation for purchase of shares of SMFG’s common stock within the United States. SMFG has not, and will not, registered any of its shares of common stock under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. If any public offering of securities is made in the United States, it will be by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933. No offer of securities for sale in the United States will be made in connection with the above-mentioned transactions.

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2.    Secondary Offering of Shares (Offering by way of Over-Allotment) (See “Reference” item 2., below.)

(1)	Class and Number of Shares to be Offered

5,585,300 shares of common stock of SMFG

The number of shares mentioned above is the maximum number of shares to be offered. The above number may decrease, or the Offering by way of Over-Allotment itself may be cancelled, depending on market demand and other conditions.

(2)	Seller	One of the underwriters of the Offering by way of Purchase and Subscription by the Underwriters

(3)	Selling Price	The selling price shall be the same as the selling price in the Offering by way of Purchase and Subscription by the Underwriters.

(4)	Method of Offering	Taking into account market demand and other conditions for the Offering by way of Purchase and Subscription by the Underwriters, a secondary offering will be made of the shares of common stock of SMFG borrowed from SMBC, a shareholder of SMFG (the “Share Lender”).

(5)	Delivery Date	The delivery date shall be the same as the delivery date in the Offering by way of Purchase and Subscription by the Underwriters.

(6)	The selling price and any other matters necessary for the offering shall be determined at the discretion of a Representative Director of SMFG.

Reference

1.   Purpose of the secondary offering of shares

The shares to be offered are the shares of common stock of SMFG held by its subsidiary, SMBC, which were acquired by SMBC as a result of a Group reorganization in 2012. Such shares are required to be disposed within a reasonable time under the Companies Act of Japan. As the amount of regulatory capital corresponding to such shares are deducted in the calculation of SMFG’s capital ratio, the secondary offering of shares will strengthen SMFG’s capital base. In light of these factors, SMFG has decided to dispose the shares via a secondary offering in an effort to mitigate the effect on the SMFG’s share price resulting from selling the shares in the market.

2.   Offering by way of Over-Allotment, etc.

In connection with the Offering by way of Purchase and Subscription by the Underwriters, taking into account market demand and other conditions for the offering, in an amount not to exceed 5,585,300 shares, a secondary offering of shares borrowed from the Share Lender may be made (the “Offering by way of Over-Allotment”). The above-mentioned number of shares is the maximum number of shares to be offered, and the number of shares to be offered may decrease, or the Offering by way of Over-Allotment itself may be cancelled, depending on market demand and other conditions.

Note:	This press release has been prepared for the purpose of announcing an offering of shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release does not constitute an offer of investment in nor solicitation for purchase of shares of SMFG’s common stock within the United States. SMFG has not, and will not, registered any of its shares of common stock under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. If any public offering of securities is made in the United States, it will be by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933. No offer of securities for sale in the United States will be made in connection with the above-mentioned transactions.

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In connection with the Offering by way of Over-Allotment, in relation to the shares of common stock of SMFG borrowed from the Share Lender (the “Borrowed Shares”), the Share Lender will grant an option, ending on March 27, 2017 (Mon.), to purchase additional shares of common stock of SMFG (the “Green Shoe Option”), up to the number of shares to be offered in the Offering by way of Over-Allotment (the “Maximum Number of Shares”). Shares of common stock of SMFG within the Maximum Number of Shares, may be purchased on the Tokyo Stock Exchange, Inc., in one or more transactions (the “Syndicate Covering Transactions”) for the purpose of returning the Borrowed Shares, and the shares of common stock of SMFG purchased through any Syndicate Covering Transactions shall be used to return the Borrowed Shares.

The decision whether or not to carry out the Offering by way of Over-Allotment, as well as the number of shares to be offered if such offering is to be carried out, will be made on the pricing date. In the event that the Offering by way of Over-Allotment is not to be carried out, no shares of common stock of SMFG will be so borrowed from the Share Lender, the Share Lender will not grant the Green Shoe Option and, furthermore, no Syndicate Covering Transactions will be conducted on the Tokyo Stock Exchange, Inc.

Note:	This press release has been prepared for the purpose of announcing an offering of shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release does not constitute an offer of investment in nor solicitation for purchase of shares of SMFG’s common stock within the United States. SMFG has not, and will not, registered any of its shares of common stock under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. If any public offering of securities is made in the United States, it will be by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933. No offer of securities for sale in the United States will be made in connection with the above-mentioned transactions.

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